EXHIBIT X
PRESS RELEASE
MAY 12, 2004


OCR - EIRIK RAUDE TO NORWAY
Stavanger, Norway

Ocean Rig has nominated Eirik Raude to perform drilling in the Barents Sea starting late this year. The rig has now a continuing program for 6 wells over a 333 days period and a total backlog of USD 74 million. The company sees a tightening market for its services.

Ocean Rig has nominated Eirik Raude for the Barents Sea campaign later this year. The rig has been drilling on the East Coast of Canada since November 2002 when she was delivered from the shipyard. During this time the rig has proven its capabilities in extreme weather and demonstrated good performance in challenging drilling conditions under strict environmental regulations.

The rig has the following program:

     1. One well for Repsol in Cuba, contract started May 11, 2004,

     2. One well for BG International, West of Shetland,

     3. One well for Troll Oil in the North Sea,

     4. Three wells for Statoil (two) and Norsk Hydro Production (one) in the Barents Sea.

This program will keep the rig employed until April 2005 according to the current drilling plans.

Total backlog for the program is estimated to be USD 74 million over a period of 333 days, including time for mobilization and a short stay at a yard for minor modifications. A sum of USD 5,3 million for modifications, paid by the oil companies, is not included in the figure above.

This backlog represents an estimated average day rate of USD 222.000 for Ocean Rig, including the time for mobilization and the stay at the yard. The effective drilling time is estimated to be 259 days.

Ocean Rig is currently negotiating new contracts related to continuing employment for Eirik Raude following the Barents Sea campaign. The company is also in final discussions regarding new contracts for Leiv Eiriksson in Angola and expects to announce this within short time.

As a result of the recent contracting activity world wide, the company is experiencing a tightening market for its services.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.


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NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING
OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW
COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

For further information,
please contact Geir Aune,
Executive Chairman,
tel: +47 51 96 90 00.

Stavanger, May 12, 2004
Ocean Rig ASA

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